UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

60 Kaki Bukit Place, #03-01 Eunos Techpark, Singapore 415979

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6327 1110

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

In connection with the 2026 Extraordinary General Meeting of the Shareholders (the “EGM”) of EUDA Health Holdings Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), to be held at 9:00 a.m. Eastern U.S. Time on October 30, 2026, the Company hereby furnishes the Notice and Proxy Statement of the Company’s EGM, and the form of proxy card to be used in connection with the EGM as Exhibit 99.1 and 99.2 hereto, respectively.

Exhibits

99.1	Notice and Proxy Statement of the Company’s 2026 Extraordinary General Meeting of Shareholders.

99.2	Form of Proxy Card in connection with the Company’s 2026 Extraordinary General Meeting of Shareholders.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: October 13, 2026

EUDA Health Holdings Limited

	By:	/s/ Alfred Lim
	Name:	Alfred Lim
	Title:	Chief Executive Officer

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